BB 4/6

SECU 06007184 OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-52473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 3 1 2006

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercer Capital, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 31st Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy Cohen , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Capital, Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer
Title

Notary Public

EILEEN O'BRIEN
Notary Public, State of New York
No.01OB6139692
Qualified in New York County
COMMISSION EXPIRES 01/17/2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCER CAPITAL, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

MERCER CAPITAL, LTD.

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN PARTNERS' CAPITAL		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 – 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Mercer Capital, Ltd.

We have audited the accompanying statement of financial condition of Mercer Capital, Ltd. as of December 31, 2005, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8, the Securities and Exchange Commission has instructed the Partnership to change its expense sharing agreement with an affiliate and to apply the terms of the new agreement retroactively to prior periods. Because the determination of expenses under the new agreement could not be completed before issuance of the financial statements, it was impracticable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosures and potential recognition of adjustments to related party expenses.

In our opinion, except for the effects of such adjustments and disclosures as might have been necessary had we been able to satisfy ourselves as to related party expenses under the new expense sharing arrangement, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Capital, Ltd., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Sates of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 20, 2006, except
for Note 8, as to which
the date is March 27, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MERCER CAPITAL, LTD.
Statement of Financial Condition
December 31, 2005

ASSETS

Assets		
Cash and cash equivalents	$	93,523
Deposit with clearing broker-dealer		100,000
Receivable from clearing broker-dealer		58,001
Concessions receivable		15,590
Other assets		1,622
Total Assets	$	268,736

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts payable	$	11,477
Commission payable		42,690
Total Liabilities		54,167
Partners' capital		214,569
Total Liabilities and Partners' Capital	$	268,736

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commissions income	$ 1,287,003
Interest	8,938
Other	14,693
Total Revenue	1,310,634
Expenses	
Registered representatives compensation	722,392
Salaries and other employment costs	16,343
Clearing charges	64,640
Communications	7,328
Occupancy and equipment costs	5,651
Regulatory fees and expense	56,876
Syndicate fees paid to other broker-dealers	116,000
Other	306,734
Total Expenses	1,295,964
Net Income	$ 14,670

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2005

	General Partner	Limited Partner	Total
Balance, December 31, 2004	$ 297	$ 190,602	$ 190,899
Capital contributions	9	8,991	9,000
Net income	15	14,655	14,670
Balance, December 31, 2005	$ 321	$ 214,248	$ 214,569

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2005

Balance, December 31, 2004	$	--
Additions		--
Retirements		--
Balance, December 31, 2005	$	--

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 14,670
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in deposit with clearing broker-dealer	122
Increase in receivable from clearing broker-dealer	(58,001)
Increase in concessions receivable	(15,590)
Decrease in other assets	6,604
Increase in accounts payable	444
Increase in commission payable	42,690
Net cash used by operating activities	(9,061)
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Capital contributions	9,000
Net cash provided by financing activities	9,000
Net decrease in cash and cash equivalents	(61)
Cash and cash equivalents at beginning of year	93,584
Cash and cash equivalents at end of year	$ 93,523

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Mercer Capital, Ltd. (the "Partnership") is a limited partnership formed under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) and is also a member of the NASD. Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Partnership's customers.

Mercer Capital Ltd., a Minnesota corporation, is the General Partner. Income and loss are allocated to partners based on their percentage of ownership.

Mercer Asset Management, Inc. ("Affiliate") performs management services for the Partnership.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

Accounting Estimates, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 3 - Related Party Transactions

The Partnership paid management fees to Affiliate aggregating $294,722 for facilities and administrative services under an expense sharing agreement. See Note 8 for further discussions.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2005, the Partnership had net capital of approximately $195,357 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .28 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 6 - Prior Development Stage Operations

The Partnership was formed on March 31, 2000, under the name of Newmark Securities, Ltd, and changed its name to Mercer Capital, Ltd. effective January 1, 2005. The Partnership's development activities in prior years were directed toward obtaining and maintaining its status as a registered broker/dealer in securities. The Partnership became operational during the year ended December 31, 2005 when it commenced significant broker/dealer activities.

Note 7 - Commitments and Contingencies

The Partnership together with others has been named as a defendant in an arbitration proceeding in a matter related to its securities business that claims damages of $227,000. Management intends to present a vigorous defense. The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any liability has been made in these financial statements.

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2005, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Subsequent Event

Subsequent to December 31, 2005 the Securities and Exchange Commission commenced a routine examination of the Partnership which was still in progress as of March 27, 2006. As a result of the examination, the Partnership was instructed to change its expense sharing agreement with Affiliate and to apply the terms of the new agreement retroactively to each prior period beginning with December 31, 2004. The Partnership has also been instructed to amend all regulatory filings for the applicable periods to reflect the application of the new agreement. Management does not believe these changes will have a material adverse affect on the Partnership's financial position or results of operations for the affected periods. Also, based on procedures performed to date, the Partnership does not believe the changes will result in a net capital deficiency for any of the affected periods. It was not possible to complete the revised financial statements and related net capital computations before the regulatory due date of the annual audit.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2005

Schedule I

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Computation of Net Capital

Total ownership equity qualified for net capital	$ 214,569
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	214,569
Deductions and/or charges	
Non-allowable assets:	
Concessions receivable	(15,590)
Other assets	(1,622)
Net capital before haircuts on securities positions	197,357
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	(2,000)
Net capital	$ 195,357

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 11,477
Commission payable	42,690
Total aggregate indebtedness	$ 54,167

Schedule I (continued)

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,613
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 95,357
Excess net capital at 1000%	$ 189,940
Ratio: Aggregate indebtedness to net capital	0.28 to 1

Reconciliation with Partnership's Computation

The difference in the computation of net capital under rule 15c3-1 from the Partnership's computation is as follows:

Net capital per Partnership's FOCUS Part IIA	$ 210,947
Increase in non-allowable concessions receivable	(15,590)
Net capital per audited report	$ 195,357

Schedule II

MERCER CAPITAL, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: RBC Dain Rauscher

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

General Partner
Mercer Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Mercer Capital, Ltd., (the "Partnership"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 20, 2006